Exhibit 12.1

Statement RE: Ratio of Earnings to Fixed Charges

	Year Ended					Nine Months Ended
	January 31, 1999	January 30, 2000	January 28, 2001	January 27, 2002	January 26, 2003	October 27, 2002	October 26, 2003
	(in thousands, except ratio of earnings)
Fixed Charges:
Interest expensed and debt cost amortization	$291	$332	$4,852	$16,173	$16,467	$12,318	$11,915
Estimate of interest within rental expense	513	825	1,032	4,565	8,445	6,343	6,481

Total Fixed Charges	$804	$1,157	$5,884	$20,738	$24,912	$18,661	$18,396

Earnings:
Pre-tax gain (loss) from continuing operations	$4,487	$60,371	$144,808	$252,749	$150,557	$77,791	$60,424
Fixed charges	804	1,157	5,884	20,738	24,912	18,661	18,396

Total earnings (loss) for computation of ratio	$5,291	$61,528	$150,692	$273,487	$175,469	$96,452	$78,820

Ratio of earnings to fixed charges	6.58	53.16	25.61	13.19	7.04	5.17	4.28